CM 3/10

SEC MAIL PROCESSING SECTION
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FEB 25 2003
WASH. D.C. 181

SE [redacted] COMMISSION

03012264

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12925

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Main Street Management Co.

OFFICIAL USE ONLY
000547
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Liberty Plaza, 101 Barnes Road, Suite 104
(No. and Street)

Wallingford	CT	06492
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Hugo (203) 265-9778
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

100 Pearl Street	Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Deborah Herr Holden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Main Street Management Company, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public My Commission Exp. Feb. 28, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Main Street
Management Company

Financial Statements
with Additional Information
December 31, 2002

Main Street Management Company
Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103-4508
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Accountants

To the Board of Directors and Stockholders of
Main Street Management Company:

In our opinion, the accompanying statement of financial condition and the related statements of income, of changes in stockholders' equity and of cash flows that are being filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934 present fairly, in all material respects, the financial position of Main Street Management Company at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I (Computation of Net Capital Under Rule 15c3-1) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 5, 2003

Main Street Management Company
Statement of Financial Condition

		December 31, 2002
Assets		
Cash and cash equivalents	$	1,281,068
Concessions receivable		422,006
Furniture and equipment, net		35,108
Prepaid expenses and other assets		10,187
Total assets	$	1,748,369
Liabilities		
Commissions payable	$	353,614
Income Taxes payable to parent		397,891
Accounts payable and accrued expenses		45,059
Total liabilities		796,564
Stockholders' Equity		
Common stock ($25 par value, 15,000 shares authorized; 1,759 shares issued and 559 shares outstanding)		43,975
Treasury stock (1,200 shares of common stock, at cost)		(120,000)
Additional paid-in capital		357,399
Retained earnings		670,431
Total stockholders' equity		951,805
Total liabilities and stockholders' equity	$	1,748,369

The accompanying notes are an integral part of these financial statements

Main Street Managemet Company
Statement of Income

		Year Ended December 31, 2002
Revenues		
Concessions	$	15,207,867
Interest income		22,884
Other income		109,195
Total revenues		15,339,946
Expenses		
Commissions		13,054,597
Employment expenses		1,161,931
Depreciation		111,658
Regulatory and professional fees		123,147
General and administrative expenses		545,091
Total expenses		14,996,424
Income before income taxes		343,522
Income taxes		127,118
Net income	$	216,404

The accompanying notes are an integral part of these financial statements

Main Street Management Company
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2002

	Common stock	Treasury stock	Additional paid-in capital	Retained earnings	Total
Balance at December 31, 2001	$ 43,975	$ (120,000)	$ 4,048,044	$ 455,034	$ 4,427,053
Other				(1,007)	(1,007)
Transfer of Goodwill to Parent			(3,690,645)		(3,690,645)
Net income				216,404	216,404
Balance at December 31, 2002	$ 43,975	$ (120,000)	$ 357,399	$ 670,431	$ 951,805

The accompanying notes are an integral part of these financial statements

Main Street Management Company
Statement of Cash Flows

		Year Ended December 31, 2002
Cash flows from operating activities:		
Net Income	$	216,404
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		111,658
Increase in concessions receivable		(2,276)
Decrease in prepaid expenses and other assets		539
Increase in commissions payable		2,919
Decrease in profit sharing and pension payable		(108,726)
Increase in payable to parent		127,460
Decrease in accounts payable, accrued expenses and other		(52,311)
Net cash provided by operating activities		295,667
Cash flows from investing activities:		
Purchase of fixed assets		(44,342)
Net cash used for investing activities		(44,342)
Net increase in cash and cash equivalents		251,325
Cash and cash equivalents, beginning of year		1,029,743
Cash and cash equivalents, end of year	$	1,281,068

The accompanying notes are an integral part of these financial statements

1. Description of Business

Main Street Management Company (the "Company") is a Connecticut corporation that operates as a broker-dealer for securities and other investments. The Company pays commissions to independent representatives on sales of securities and other investments throughout the United States of America.

On July 31, 2000, PM Holdings, Inc. (PM Holdings), a wholly-owned subsidiary of Phoenix Home Life Mutual Insurance Company, now known as Phoenix Life Insurance Company, a wholly-owned subsidiary of the Phoenix Companies, Inc. ("PNX"), purchased 80% of the outstanding common stock of the Company. PM Holdings subsequently transferred ownership to a wholly-owned subsidiary of PNX, Phoenix Distribution Holding Company (Holding Company). On September 30, 2001, the Holding Company acquired an additional 11% of the outstanding common stock in a privately negotiated transaction. Additionally, the Holding Company has contracted to purchase the remaining outstanding common stock of the Company over a three-year period from the date of acquisition, based on a certain percentage of gross dealer concessions.

The acquisition of the Company was accounted for under the purchase method of accounting by PNX whereas net goodwill of $3,690,645 was recorded and pushed down to the Company's books as of December 31, 2001. Effective January 1, 2002, PNX changed its accounting policy related to the pushdown of goodwill for majority-owned subsidiaries where such goodwill is to be recorded at the acquiring company level. Accordingly, a net goodwill asset of $3,690,645 was removed from the Company's books on January 1, 2002 and is reflected as a deduction to additional paid-in-capital as of that date.

2. Summary of Significant Accounting Policies

The Company's financial statements have been prepared in accordance with accounting principals generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and money market instruments.

Furniture and equipment

Furniture and equipment are carried at cost less accumulated depreciation/amortization. Furniture and equipment are depreciated by using the double-declining balance method based upon their estimated useful lives, generally five to seven years. In October 2001, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144), effective January 1, 2002. Under SFAS 144, long-lived assets to be sold within one year must be separately identified and carried at the lower of carrying value or fair value less costs to sell.

Long-lived assets expected to be held longer than one year are subject to depreciation and must be written down to fair value upon impairment. Long-lived assets no longer expected to be sold within one year, such as some foreclosed real estate, must be written down to the lower of current fair value or fair value at the date of foreclosure adjusted to reflect depreciation since acquisition.

Revenue and expense recognition

The Company earns concessions from distributors on the sales of investment products. The Company then pays commissions to its registered independent representatives based on agreements with such representatives. These concessions and commissions are recorded on a trade date basis.

Income taxes

The Company will be included in PNX's consolidated federal and combined Connecticut state income tax returns for the year ended December 31, 2002. On August 1, 2000, the Company became a party to an income tax sharing agreement by and among PNX and its subsidiaries in which taxes are allocated as if they had been calculated on a separate company basis.

Deferred federal income taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by SFAS No. 109, "Accounting for Income Taxes". The Company had no temporary differences as of December 31, 2002.

Employee benefit plan

The Company maintained a money purchase pension plan as well as a qualified profit sharing plan for eligible employees in 2001. In 2002 these plans were combined to reflect one plan which is now titled Main Street Management Profit Sharing Plan. The total contribution for the year ended December 31, 2002 amounted to $188,330 all of which was discretionary.

3. Furniture and equipment

The cost and accumulated depreciation of furniture and equipment as of December 31, 2002 is as follows:

Office equipment	$	46,645
Furniture and equipment		20,158
Other fixed assets		195,683
		262,486
Accumulated depreciation		(227,378)
Furniture and equipment, net	$	35,108

Depreciation expense was $111,658 for the year ended December 31, 2002 and is included in depreciation expense. This expense includes $72,155 of leasehold improvements written off related to the Company's former office space.

4. Income Taxes

The components of federal and state income taxes are as follows for the year ended December 31, 2002:

Current:	
Federal	$ 126,873
State	245
	$ 127,118

Total federal income taxes, as reported, approximates the amount using the statutory federal income tax rate of 35%.

5. Capital and Reserve Requirement Information

As a broker-dealer registered with the Securities and Exchange Commission, the Company is subject to certain rules regarding minimum net capital. The Company operates pursuant to Rule 15c3-1, paragraph (a) of the Securities Exchange Act of 1934 and, accordingly, is required to maintain a ratio of "aggregate indebtedness" to "net capital" (as those items are defined) which may not exceed 15 to 1. Aggregate indebtedness, net capital and the resultant ratio for the Company as of December 31, 2002 are as follows:

Aggregate indebtedness	$796,564
Net Capital	853,437
Ratio of aggregate indebtedness to net capital	.93

The Company's minimum required net capital, based on its aggregate indebtedness, is $53,104 as of December 31, 2002.

The operations of the Company do not include the physical handling of securities or the maintenance of open customer accounts. Accordingly, the Company is exempt from the reserve provisions of Rule 15c3-3 under the exemption allowed by section (k)(1) of such rule.

6. Related Party Transactions

The Company leases its facilities on an annual basis from a relative of the Chief Executive Officer and the President. The total annual rent expense was $80,670 for the year ended December 31, 2002 and is included in general and administrative expenses. This relationship was ended on December 31, 2002 due to the expiration of the lease. Additionally, PNX provides certain administrative services at no cost to the Company.

7. Leases

As of December 31, 2002, future net minimum rental payments under non-cancellable operating leases were approximately $384,156, payable as follows:

2003	$141,552
2004	$141,552
2005	$101,052

8. Guarantees

The Company clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2002, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

9. Restricted Cash

Included in cash and cash equivalents of $1,281,068 as of December 31, 2002, is restricted cash of $37,125 with the clearing firms the Company uses for individual security transactions. This amount is the agreed upon balance to be left on deposit for any transaction fees.

The company also maintains a special account for the exclusive benefit of customers as allowed under the K(2)(i) exemption to Rule 17a-3.

Main Street Management Company
Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2002

Additional Information
Schedule 1

Net Capital

Total stockholders' equity, allowable for purposes of net capital computation	$ 951,805
Less nonallowable assets	
Receivables from non-customers	28,230
Furniture, equipment and leasehold improvements, net	35,108
Prepaid expenses and other assets	10,187
Net capital before specific reduction in the market value of securities	878,280
Less securities haircuts pursuant to Rule 15c3-1	24,843
Net capital	$ 853,437

Aggregate indebtedness

Total liabilities included in statement of financial condition	$ 796,564
Aggregate indebtedness	$ 796,564
Minimum net capital required to be maintained (Greater of 1/15th of $796,564 or $25,000)	$ 53,104
Net capital in excess of minimum requirements ($853,437 - $53,104)	$ 800,333
Ratio of aggregate indebtedness to net capital	.93

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103-4508
Telephone (860) 241 7000
Facsimile (860) 241 7590

**Report of Independent Accountants
on Internal Control Required
By SEC Rule 17a-5**

To the Board of Directors and Stockholders
of Main Street Management Company:

In planning and performing our audit of the financial statements and supplemental schedules of Main Street Management Company (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness or aggregate debits and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the

preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 5, 2003